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Exhibit 2.1

SHARE PURCHASE AGREEMENT

dated 30 September 2005

BETWEEN

GLACIER HOLDINGS S.C.A.

AND

UNITED ACM HOLDINGS, INC.

concerning the sale and purchase of the whole of the issued share capital of Cablecom Holdings AG

TABLE OF CONTENTS

Section 1. Interpretation and Definitions		1
Section 2. Sale and Purchase		4
2.1	Objects of Sale and Purchase	4
2.2	Rights to Profits	4
2.3	Purchase Price	5
Section 3. Period Post Signing.		5
3.1	Conduct of Business; No Dividends.	5
3.2	Other Obligations.	5
3.3	Negative Covenants.	6
3.4	Committee.	7
3.5	Lapse of Covenants.	8
Section 4. Warranties of Seller		8
4.1	Title to the Shares	8
4.2	Incorporation and Authority	8
4.3	Capital Structure of the Company	8
4.4	No Conflict; Disputes.	9
4.5	Ordinary Course.	9
4.6	Information Contained in the Offering Memorandum.	9
4.7	Agreements and Legal Proceedings.	9
4.8	Accounts	10
Section 5. No other Warranties of Seller		10
Section 6. Purchaser's Warranties		10
6.1	Capacity of Purchaser	10
6.2	Finance Arrangements of the Purchaser.	11
Section 7. Indemnity and Escrow		11
7.1	Escrow.	11
7.2	Dispute Resolution.	12
7.3	Indemnity.	13
7.4	Exclusion of Further Remedies.	14
7.5	No Double Relief.	14
7.6	Mitigation.	14
7.7	Matters Arising Subsequent to this Agreement.	14
7.8	Survival.	15
Section 8. Conditions Precedent		15
8.1	Conditions to the Obligations of the Parties.	15
8.2	Election to Extend.	15
8.3	Right to Terminate this Agreement.	16
Section 9. Covenants		16
9.1	Notice to Regulatory Authorities	16
9.2	Change of Control Consents.	16
9.3	Payoff of Indebtedness	16
9.4	Indemnity.	17
9.5	Audit Report and Review Letter.	17
9.6	Access to Information after the Closing Date.	17

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9.7	Investigation	17
9.8	Preservation of Records.	17
9.9	No Set-Off.	18
9.10	Announcement to Employees.	18
9.11	Absence of Non-Compete.	18
9.12	Other.	18
Section 10. Closing		18
10.1	Date and Location	18
10.2	Delivery	18
10.3	Purchaser's Obligations	19
10.4	Simultaneous Actions.	19
Section 11. Miscellaneous		19
11.1	Transaction Costs.	19
11.2	Confidentiality.	19
11.3	Announcements.	20
11.4	Waiver/Remedies.	20
11.5	Entire Agreement.	20
11.6	Amendments and Modifications.	21
11.7	Third Party Rights.	21
11.8	Notices.	21
11.9	Severability	22
11.10	Assignment.	22
11.11	Invalidity.	22
11.12	Method of Payment.	23
11.13	Time of the Essence	23
11.14	Arbitration.	23
11.15	Governing Law and Submission to Jurisdiction.	23
11.16	Appointment of Process Agent.	24
11.17	Counterparts.	24

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        This Agreement is made on 30 September 2005

        between:

        1      Glacier Holdings S.C.A., a Luxembourg société en commandite par actions, with its registered address at 398, route d'Esch, L1471 Luxembourg (R.C.S. Luxembourg B No 96377) (the "Seller"); and

        2      United ACM Holdings, Inc., a company incorporated in the State of Delaware, United States of America, whose office is at 12300 Liberty Boulevard, Englewood, CO 80112, United States of America (the "Purchaser").

Recitals

        A)   Cablecom Holdings AG is a Swiss company limited by shares (Aktiengesellschaft) registered with the commercial register of the Canton Zurich (No. CH-020.3.027.084-6), with a share capital of CHF 20'100'000 (twenty million one hundred thousand Swiss Francs), divided into 50,250,000 fully paid up registered shares with a nominal value of CHF 0.40 (forty Swiss Francs cents) each (hereinafter referred to as the "Company").

        B)    The Company is a wholly owned subsidiary of the Seller.

        C)    The Seller has agreed to sell the Shares (as defined below) and to assume the obligations imposed on the Seller under this Agreement.

        D)   The Purchaser has agreed to purchase the Shares and to assume the obligations imposed on the Purchaser under this Agreement.

        E)    The Purchaser's subsidiary, UGC Europe B.V. has signed a Confidentiality Agreement on 29 July 2005 regarding the sale of the Company (hereinafter referred to as the "Confidentiality Agreement").

        F)    Purchaser is an indirect subsidiary of Liberty Media International, Inc., a company incorporated in Delaware, whose registered office is at 12300 Liberty Boulevard, Englewood, CO 80112, United States of America (the "Guarantor"). On the date hereof, the Guarantor shall irrevocably and unconditionally, as a continuing obligation, guarantee to the Seller the proper and punctual performance by the Purchaser of all its obligations under this Agreement and, as principal debtor and not merely as surety, undertakes to pay the Seller on demand in Swiss Francs, if the Purchaser fails to pay them or any part thereof, all amounts whatsoever which this Agreement provides are to be paid by the Purchaser including without limitation the Purchase Price (as defined below).

Section 1. Interpretation and Definitions.

        (a)   Headings shall be ignored in interpreting this Agreement.

        (b)   References to one gender include all genders and references to the singular include the plural and vice versa.

        (c)   References to a person include any company, partnership or unincorporated association (whether or not having separate legal personality).

        (d)   References to a company shall include any company, corporation or any body corporate, wherever incorporated.

        (e)   The words "holding company" and "subsidiary" shall have the same meaning in this Agreement as their respective definitions in the Companies Act 1985.

        (f)    References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

        (g)   An action will be deemed to have been taken "in the ordinary and usual course" (or similar phrase) if such action is consistent with past practices of such person and is taken in the ordinary course of operations of such person.

        (h)   In this Agreement, unless the context otherwise requires, words and expressions shall have the meaning set forth in this Section 1:

        "2010 Notes" means the CHF 390,000,000 and €200,000,000 Floating Rate Senior Secured Notes due 2010 issued pursuant to an indenture dated April 8, 2005;

        "2012 Notes" means the €375,000,000 Floating Rate Senior Secured Notes due 2012 issued pursuant to an indenture dated April 8, 2005;

        "2014 Notes" means the 9 3/8% Senior Notes due 2014 issued pursuant to an indenture dated April 15, 2004;

        "45th Day" means 14 November 2005;

        "Accounts" means the consolidated condensed interim financial statements of the Company and its consolidated subsidiaries for the six-month period ended June 30, 2005;

        "Affiliate", when used with reference to a person (for such purposes, the "First person"), shall mean any other person that directly or indirectly (i) is Controlled by such First person, (ii) Controls such First person, or (iii) which is under common Control with such First person;

        "Agreement" means this agreement and any and all present and future annexes, schedules, and amendments thereto;

        "Business Day" means any day on which banks in London, England and Zurich, Switzerland are open for the transaction of normal commercial business;

        "CHF" means Swiss Francs, the lawful currency of Switzerland;

        "Claim" has the meaning set forth in Section 7.3(b);

        "Closing Date" has the meaning set forth in Section 10.1;

        "Committee" has the meaning set forth in Section 3.4;

        "Company" has the meaning set forth in the Recitals;

        "Confidentiality Agreement" has the meaning set forth in the Recitals;

        "Consulting Services Agreement" means that certain consulting services agreement dated 12 November 2003 by and among Cablecom GmbH, the Seller and certain shareholders of Seller;

        "Concert Party" means, during such time as the applicable agreement or understanding is in effect, any persons who, pursuant to an agreement or understanding, act in concert to obtain or consolidate Control of the Group or otherwise. Securityholders shall always be deemed to be Concert Parties with their Affiliates. Investors shall not be deemed Concert Parties by virtue of indicating how they will act or vote, provided such investors do not cede voting discretion in connection therewith;

        "Control" (including the terms "Controlled" and "Controlling") means, in respect of any person, the possession of, or the entitlement to currently possess, whether held directly or indirectly, the power to manage or direct the management of such person, or to appoint the managing and governing bodies of such person, or a majority of the members thereof, whether through the ownership of voting securities, by contract or deed (which may include a shareholders agreement, side letter or similar arrangement) or otherwise (and for the avoidance of doubt, a limited partnership shall be deemed to be Controlled by its general partner and/or by such other person or persons to whom such Control may have been granted or whom the limited partnership may have appointed to carry out those functions ordinarily associated with the rights and obligations of the general partner);

        "Data Room Index" means the index of documents provided in the data room established at Baer & Karrer, a copy of which is attached hereto as Annex 1;

        "Decision Date" has the meaning set forth in Section 7.2(a);

        "Default Interest" has the meaning set forth in Section 2.3(c);

        "De Minimis Amount" has the meaning set forth in Section 7.3(c);

        "Deposit" has the meaning set forth in Section 2.3(b);

        "Determined Claim Amount" has the meaning set forth in Section 7.3(b);

        "Disclosed" means the matters fairly disclosed in: (i) the documents set out in the Data Room Index, (ii) the Offering Memorandum, and (iii) Schedule 4;

        "Encumbrance" means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

        "Escrow Account" has the meaning set forth in Section 7.1(a);

        "Escrow Agent" has the meaning set forth in Section 7.1(a);

        "Escrow Agreement" has the meaning set forth in Section 7.1(a);

        "Escrow Amount" means an amount in CHF equal to 3% of the Purchase Price;

        "Expert" has the meaning set forth in Section 7.2(a);

        "Expert Submissions" has the meaning set forth in Section 7.2(a);

        "Funds" has the meaning set forth in Section 6.2(a);

        "General Partner" means Glacier Holdings GP S.A., a société anonyme organized under the laws of Luxembourg and the sole general partner and manager of the Seller;

        "Group" means the Company and its subsidiaries, including, for the avoidance of doubt, Cablecom GmbH, and "Group Company" shall mean any one of them;

        "Guarantor" has the meaning set forth in the Recitals;

        "IFRS" means the International Financial Reporting Standards;

        "LCIA" has the meaning set forth in Section 11.14;

        "Losses" means all losses, liabilities, costs (including without limitation legal costs and experts' and consultants' fees), charges, expenses, actions, proceedings, claims and demands, in each case suffered or incurred by Purchaser;

        "Material" (or similar phrase) shall mean material to the Group on a consolidated basis;

        "Notice" has the meaning set forth in Section 11.8;

        "Offering Memorandum" has the meaning set forth in Section 4.6;

        "Parties" means Seller and Purchaser;

        "Party" means Seller or the Purchaser, as the context may require;

        "Purchase Price" has the meaning set forth in Section 2.3(a);

        "Purchaser" has the meaning set forth in the Recitals;

        "Purchaser's Notification" has the meaning set forth in Section 7.2(a);

        "Purchaser Notification Date" has the meaning set forth in Section 7.2(a);

        "Rules" has the meaning set forth in Section 11.14;

        "SEC" has the meaning set forth in Section 3.2(c);

        "Seller" has the meaning set forth in the Recitals;

        "Seller Accountant" means Ernst & Young LLP;

        "Seller's Notification" has the meaning set forth in Section 7.2(a);

        "Shares" means 50,250,000 ordinary shares of CHF 0.40 each, being the whole of the issued share capital of the Company;

        "Signing" means the date and time of signing of this Agreement;

        "Unconditional Date" means the date on which the conditions set forth in Section 8.1 are satisfied or waived; and

        "US GAAP Financial Statements" means: (i) consolidated financial statements of the Company as of 31 December, 2004 and 2003 and for each of the three years in the three-year period ended 31 December, 2004, prepared in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP) and Regulation S-X of the United States of America Securities and Exchange Commission (SEC), and audited by the Seller Accountant in accordance with Generally Accepted Auditing Standards in the US; and (ii) condensed consolidated financial statements of the Company as of 30 June, 2005 and 31 December 2004 and for the six months ended 30 June, 2005 and 2004 prepared in accordance with US GAAP and Article 10 Regulation S-X and reviewed by Seller Accountant in accordance with US Statement of Auditing Standards no. 100 (SAS 100); and (iii) any updated financial statements of the Company prepared in accordance with US GAAP and Regulation S-X and reviewed by Seller Accountant in accordance with SAS 100, to the extent required by the Purchaser's relevant indirect parent companies under Rule 3-12 of Regulation S-X or any other updating provisions contained in the SEC's Rules and Regulations; and (iv) any additional financial or related information reasonably required by the Purchaser's relevant indirect parent companies in order to meet their obligations under the SEC's Rules and Regulations.

Section 2. Sale and Purchase.

        2.1   Objects of Sale and Purchase.

          (a)   Subject to the terms and conditions of this Agreement, Seller agrees to sell, and Purchaser agrees to purchase, the Shares on the Closing Date.

          (b)   The Purchaser shall not be required to complete the purchase of the Shares unless the purchase of all the Shares is completed simultaneously.

          (c)   The Shares shall be sold by the Seller free from Encumbrances.

        2.2   Rights to Profits.

        The sale and transfer of the Shares hereunder shall include any and all rights pertaining to the Shares, including, without limitation, the rights to receive dividends, if any, for the current fiscal year and for the previous fiscal years of the Company which have not been distributed to Seller.

        2.3   Purchase Price.

          (a)   The purchase price to be paid pursuant to Section 2.3(b) for the Shares as sold and purchased hereunder shall be CHF 2,825,000,000 (the "Purchase Price").

          (b)   The Purchaser is paying to the Seller 6% of the Purchase Price at Signing (the "Deposit"), and shall pay the remaining portion of the Purchase Price less the Escrow Amount on the Closing Date in cash, in CHF, by electronic transfer in immediately available funds to the Seller's bank account no. LU 330614424742600 CHF, sort code SGABLULL, at Société Générale Bank & Trust or such other account as Seller may hereafter notify Purchaser in writing, payment and receipt into which account in immediately available funds shall be a good receipt to the Purchaser. On the Closing Date, the Purchaser shall pay the Escrow Amount in CHF in immediately available funds to the Escrow Account.

          (c)   Without prejudice to any other contractual or statutory rights and remedies of Seller arising from a default on the part of the Purchaser, if any of the Purchase Price or Escrow Amount is not credited to the accounts set forth in Section 2.3(b) above on the Closing Date, interest ("Default Interest") shall become due and payable by the Purchaser on any outstanding amounts of the Purchase Price and Escrow Amount from and including the Closing Date to and including the date of actual receipt of such outstanding amounts at a rate of 12% per annum; provided, the Default Interest shall be calculated daily on the basis of a year of 360 days and the actual number of days elapsed.

Section 3. Period Post Signing.

        3.1   Conduct of Business; No Dividends.

        The Seller undertakes to procure that, from the Signing until the Closing Date:

          (a)   the business of the Group is conducted in the ordinary and usual course and shall take all such steps as are reasonable to protect and preserve the business and its assets and to preserve and retain its goodwill;

          (b)   no dividend or other distribution shall be declared, paid or made by the Company;

          (c)   no share or loan capital shall be allotted or issued or agreed to be allotted or issued by the Company; and

          (d)   all transactions between the Company and the Seller or any affiliate of the Seller shall be on market terms; provided, that for the avoidance of doubt, the performance of the Consulting Services Agreement in accordance with its terms being permitted.

        3.2   Other Obligations.

        Without prejudice to the generality of Section 3.1, the Seller shall procure that, save with the prior written approval of the Purchaser (not to be unreasonably withheld):

          (a)   each Group Company shall not make (or agree to make) any payment other than in the ordinary and usual course of business, as required by law or that have been budgeted for in the 2005 Business Plan as referred to in the Data Room Index;

          (b)   the Purchaser's representatives shall be allowed, upon reasonable notice and during normal business hours, access to the management and premises of each Group Company, the books and records of each Group Company (including, without limitation, all statutory books, minute books, leases, contracts, supplier lists and customer lists) together with the right to take copies; provided, that the foregoing shall not unreasonably interfere with the business or operations of the Company;

          (c)   accounting staff engaged by the Group and any other relevant employees of any Group Company provide any assistance reasonably requested by the Purchaser or its advisers in the preparation of the US GAAP Financial Statements, or by the Seller Accountant in connection with the Seller Accountant audit or review, as applicable, of the US GAAP Financial Statements; provided, that the foregoing shall not unreasonably interfere with the business or operations of the Company. In addition, the Seller shall reasonably cooperate with and assist the Purchaser in obtaining from the Group and its management any representations to the Seller Accountant as may be reasonably requested by the Purchaser or its advisers from time to time in connection with the U.S. Securities Exchange Commission (the "SEC") requirements that the Purchaser's relevant holding companies obtain permission from the Seller Accountant to include the Seller Accountant audit report on the Company's financial statements in the SEC filings of the Purchaser's relevant holding companies;

          (d)   the Seller will, and will use reasonable efforts to procure that any Group Company will, reasonably assist the Purchaser in connection with customary marketing efforts for the sale of any debt securities or the placement of any bank facilities representing any financing to be undertaken by the Purchaser in connection with the purchase of the Shares as reasonably requested by the Purchaser, including in respect of preparation of customary offering documentation (including customary audited and other financial information, including obtaining a comfort letter, a consent letter from the Seller Accountant and a management representation letter) with respect to the Group, participation in due diligence meetings and preparation of and participation in customary road show (or lender meetings) and rating agency presentations and other assistance reasonably requested the Purchaser with respect thereto;

          (e)   other than in the ordinary course of business or as required by law, no change shall be made in terms of employment of any executive level employee, including pension fund commitments, severance arrangements and no new employee permitted, by any Group Company which would increase the total staff costs of the Group with respect to the employees engaged in the business, save to the extent that any such payments have been budgeted in the 2005 Business Plan as referred to in the Data Room Index;

          (f)    no amendment of existing insurance policies shall be made, permitted or agreed and nothing shall be done or suffered to be done that will, or which could be reasonably expected to, render any of the same void or voidable other than the expiration of such insurance policies pursuant to their terms and other actions taken in the ordinary course of business; and

          (g)   no action is taken by any member of the Group which would prevent the consummation of the transaction contemplated by this Agreement.

        3.3   Negative Covenants.

        The Seller shall procure that each Group Company consults fully with the Purchaser in relation to any matters which would have a material adverse effect upon the Group, and without the prior written consent of the Purchaser (not to be unreasonably withheld), no Group Company shall, except in the ordinary course of business or as required by law or as contemplated by the 2005 Business Plan as referred to in the Data Room Index:

          (a)   enter into any contract or commitment (or make a bid or offer which may lead to a contract or commitment) having a value or involving expenditure in excess of CHF 5,000,000 or which may result in any material change in the nature or scope of the operations of the Group;

          (b)   agree to any variation of any existing contract to which that Group Company is a party and which may have a material adverse effect upon the nature or scope of the operations of the Group;

          (c)   dispose of, or agree to dispose of, any business or any asset having a value in excess of CHF 5,000,000 (other than in the ordinary and usual course of business);

          (d)   make any capital commitment in excess of CHF 5,000,000 individually or which together with all such other capital commitments entered into between the date of this Agreement and Closing exceeds CHF 10,000,000 in aggregate;

          (e)   discontinue or cease to operate all or a material part of its business;

          (f)    borrow money or incur indebtedness otherwise than in the ordinary and usual course of business (and within limits subsisting at the date of this Agreement);

          (g)   grant or agree to grant any loan, advance or capital contribution to any other person;

          (h)   create or agree to create any Encumbrance or redeem or agree to redeem any Encumbrance or give or agree to give any guarantees or indemnities;

          (i)    incur or pay any management charge or make any other payment to any member of the Group;

          (j)    fail to take any commercially reasonable action to maintain any of its insurance policies in force or do anything to make any policy of insurance void or voidable or reduce the level of insurance cover provided (not to preclude the normal expiration of such insurance policies pursuant to their terms);

          (k)   create, issue, redeem or grant any option or right to subscribe in respect of any share capital or agreeing to do so;

          (l)    reduce its share capital or purchase its own shares;

          (m)  acquire or agree to acquire any material shareholding or other interest in any company, partnership or other venture or acquire or agree to acquire any material business carried on by any person;

          (n)   amend its memorandum or articles of association, adopt further regulations or pass resolutions inconsistent with its memorandum or articles of association, in each case in a manner adverse to the Purchaser;

          (o)   make any change to the accounting procedures or policies by reference to which its accounts are prepared;

          (p)   change its residence for tax purposes;

          (q)   change its accounting reference date;

          (r)   make any tax election or settle or compromise any liability to tax or submit any tax return which is inconsistent with past practice or incur any liability for tax;

          (s)   pass any resolutions in general meeting or by way of written resolution; or

          (t)    enter into any agreement, contract, arrangement or transaction (whether or not legally binding).

        3.4   Committee.

        Subject to applicable law including antitrust competition regulation, the Seller and the Purchaser shall establish a committee (the "Committee") to meet, in person or by telephone, to monitor compliance with the covenants set forth in Sections 3.2 and 3.3. The Committee shall consist of five persons, two of whom shall be senior management of the Group, one of whom shall be a nominee of the Seller and two of whom shall be nominated by the Purchaser. The quorum for any meeting of the

Committee shall be one of the aforementioned senior management of the Group, the nominee of the Seller and one nominee of the Purchaser. The Committee shall make recommendations to the Purchaser with respect to any approval required pursuant to Sections 3.2 and 3.3.

        3.5   Lapse of Covenants.

        Notwithstanding anything to the contrary, each of the obligations under the covenants of the Seller set forth in this Agreement (other than those set out in Section 2.1, Section 3.1 and Section 10) shall immediately lapse on the Unconditional Date.

Section 4. Warranties of Seller.

        The Seller warrants as of the Signing and, in respect of Section 4.1 only, also as of Closing, to the Purchaser as follows, subject to the matters Disclosed. The Seller acknowledges the Purchaser has entered into this Agreement in reliance on the Warranties. For the purposes of this Section 4, except where the context otherwise requires, the Company shall be the Company and the Group collectively on a consolidated basis.

        4.1   Title to the Shares.

          (a)   The Shares have been validly issued, are fully paid up and represent all the issued and outstanding shares in the capital of the Company.

          (b)   The Seller has good legal title to the Shares, free and clear from Encumbrances.

        4.2   Incorporation and Authority.

          (a)   The Seller is duly incorporated and validly existing under the laws of Luxembourg and has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement.

          (b)   The execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the sale of the Shares contemplated herein have been duly authorized by all requisite corporate action on the part of the Seller.

          (c)   This Agreement constitutes valid legal and binding obligations of the Seller, enforceable against the Seller in accordance with its terms and conditions.

          (d)   The Seller has full corporate power and authority to sell, transfer and deliver to the Purchaser the Shares and to perform all other undertakings by the Seller under this Agreement.

          (e)   The Company is duly incorporated and validly existing under Swiss law and has the full corporate power and authority to carry on its business as presently conducted.

        4.3   Capital Structure of the Company.

          (a)   The Shares constitute 100% of the share capital of the Company and have been validly issued and all contributions thereto have been fully paid in compliance with Swiss law. There are no outstanding rights, contracts, options, warrants, commitments or derivative instruments that could require the Company to issue or sell any of its capital stock to any third party. The Company has no authorised or outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote or which are convertible or exchangeable into or exercisable for securities having the rights of an ordinary shareholder.

          (b)   The Company owns the subsidiaries as and to the extent set out in Annex 1 of the Offering Memorandum.

        4.4   No Conflict; Disputes.

          (a)   The sale of the Shares and the execution and delivery by the Seller of and the performance by the Seller of its obligations under this Agreement as contemplated by this Agreement and the consummation of the transactions contemplated in this Agreement do not conflict or result in a breach or violation of: (i) any of the terms of or provisions of or constitute a default under the articles of organization or other constitutional documents of the Seller and/or the Company; (ii) any indenture, mortgage, deed or other instrument to which the Seller or the Company is a party or by which the Seller or the Company is bound or to which any of the property or assets of the Company is subject; (iii) any applicable law, order or regulation; or (iv) any judgment, order, or decree of any agency having jurisdiction over the Seller or the Company or any of their properties or assets; except, in the cases of clause (ii), (iii) or (iv), as would not have a material adverse effect on the Company.

          (b)   There are no proceedings or investigations whatsoever pending or to the knowledge of Seller threatened in writing against the Seller which would prevent or materially delay the consummation of the transactions contemplated herein.

          (c)   The execution and delivery of this Agreement by the Seller does not violate any provisions of the articles of incorporation of the Seller or the Company or any agreement to which the Seller is a party.

        4.5   Ordinary Course.

        Since 29 September 2005, the Company has carried on its business in the ordinary course.

        4.6   Information Contained in the Offering Memorandum.

          (a)   To the knowledge of the Seller:

            (i)    the Relevant Sections of the Offering Memorandum do not contain any false statement of a material fact or omit any material fact the failure of which to disclose in the Offering Memorandum would result in the Offering Memorandum being materially and adversely misleading; and

            (ii)   since 29 September 2005, there has been no material event or transaction that has not been Disclosed which would materially adversely affect the information contained in the Relevant Sections of the Offering Memorandum or the failure of which to disclose in the Offering Memorandum would result in the Offering Memorandum being materially and adversely misleading.

  As used herein, the "Offering Memorandum" shall mean the draft Offering Memorandum of Cablecom Holdings AG dated 29 September 2005 attached hereto as Schedule 4.6; and the "Relevant Sections" shall mean "Presentation of Financial and Other Information", "Our Indebtedness", "Description of Business", "Information on Cablecom Holdings AG", "Board of Directors, Management and Auditors", "Related Party Transactions", "Independent Auditors" and "Financial Information."

        4.7   Agreements and Legal Proceedings.

        There are no material agreements or arrangements relating to the Company which are required to be described in the Offering Memorandum and are not so described and, save as disclosed in the Offering Memorandum or otherwise Disclosed, there are no pending or threatened actions, suits or proceedings against or affecting the Company or any of its properties which are reasonably likely to be determined adversely as to the Company and to have a material adverse effect on the Company.

        4.8   Accounts.

          (a)   The Accounts have been prepared on a consistent basis in accordance with the accounting principles, standards and practices generally accepted in Switzerland at the time of such preparation and in accordance with the requirements of IFRS.

          (b)   The Accounts give a true and fair view of the financial position, the results of operations and the cash flows of the Company in accordance with IFRS as at or for (as applicable) their respective dates and comply with Swiss law.

          (c)   From 30 June 2005 through Signing, the Company has not undertaken any transaction that would have violated Section 3.1.

Section 5. No other Warranties of Seller.

        Seller does not make any other implied or express warranties other than those set forth in Section 4 of this Agreement.

Section 6. Purchaser's Warranties.

        As of Signing and the Closing Date, the Purchaser warrants to the Seller as follows:

        6.1   Capacity of Purchaser.

          (a)   The Purchaser is duly incorporated and validly existing under the laws of the State of Delaware, United States of America.

          (b)   The Purchaser has full corporate power and authority and has taken all actions and obtained all licenses, consents, and approvals necessary to execute and deliver this Agreement and perform its obligations under and the transactions contemplated in this Agreement.

          (c)   The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the purchase of the Shares contemplated herein have been duly authorised by all requisite corporate action on the part of the Purchaser.

          (d)   This Agreement constitutes valid legal and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms and conditions.

          (e)   The execution and delivery of this Agreement by the Purchaser do not violate any provisions of the articles of incorporation, bylaws, or equivalent constitutional document of the Purchaser.

          (f)    There are no proceedings or investigations whatsoever pending or to the knowledge of Purchaser threatened in writing against the Purchaser or its affiliates which would prevent or materially delay the consummation of the transactions contemplated herein.

          (g)   The sale of the Shares and the execution and delivery by the Purchaser of and the performance by the Purchaser of its obligations under this Agreement as contemplated by this Agreement and the consummation of the transactions contemplated in this Agreement do not conflict or result in a breach or violation of: (i) any of the terms of or provisions of or constitute a default under the articles of organization or other constitutional documents of the Purchaser and/or any affiliate of the Purchaser; (ii) any indenture, mortgage, deed or other instrument to which the Purchaser and/or any affiliate of the Purchaser is a party or by which the Purchaser and/or any affiliate of the Purchaser is bound or to which any of the property or assets of the Purchaser and/or any affiliate of the Purchaser is subject; (iii) any applicable law, order or regulation; or (iv) any judgment, order, or decree of any agency having jurisdiction over the

  Purchaser and/or any affiliate of the Purchaser or any of their properties or assets; except, in the cases of clause (ii), (iii) or (iv), as would not prevent or delay consummation of the transactions contemplated by this Agreement.

          (h)   Neither the Purchaser nor any of its Affiliates or Concert Parties directly or indirectly own or have any interest in any capital, shares or other securities of the Seller, the Company or any of their respective Affiliates.

        6.2   Finance Arrangements of the Purchaser.

          (a)   All funds necessary to consummate the transactions contemplated by this Agreement (the "Funds") are unconditionally and irrevocably available and will continue to be available up to and including the Closing Date to the Purchaser.

          (b)   The Purchaser undertakes not to use the Funds for any purpose other than for the financing of its obligations contemplated in this Agreement.

Section 7. Indemnity and Escrow.

        7.1   Escrow.

          (a)   Not later than the Closing Date, the Seller shall establish an account (the "Escrow Account") with an independent financial institution willing to serve as escrow agent (the "Escrow Agent"). Save with respect to any claims pursuant to Section 4.1, such account shall serve as Purchaser's sole recourse following the Closing Date with respect to all claims under or relating to this Agreement or the transactions contemplated hereby. At the Closing Date, Purchaser shall deliver the Escrow Amount in cash to the Escrow Agent for deposit into the Escrow Account. The terms of the Escrow Account shall be governed by an Escrow Agreement in the form of Annex 7.1 with such amendments as may be reasonably acceptable to Purchaser and the Seller, and such other amendments as the Escrow Agent shall require and are reasonably agreed by the Seller and Purchaser (the "Escrow Agreement").

          (b)   From and after the Closing Date, the Purchaser shall not be entitled to pursue or seek any recoveries relating to the transaction or in respect of claims pursuant to this Agreement (save with respect to any claims pursuant to Section 4.1) from any source other than the Escrow Account and under no circumstances shall Purchaser pursue or seek any recoveries, individually or in the aggregate, in excess of the Escrow Amount or following the 90th calendar day following the Closing Date; and, save with respect to any claims pursuant to Section 4.1, the Purchaser hereby expressly and irrevocably waives any right to do so; provided, for the avoidance of doubt, any claims pursuant to Section 4.1 shall first be paid from the Escrow Account. The Purchaser and the Seller each hereby agree that, upon a determination by the Expert that the Purchaser is entitled to a payment of funds which are to be paid out of the Escrow Amount, the Escrow Agent shall release such amount to the Purchaser in the manner contemplated in the Escrow Agreement within two (2) Business Days following such determination. For the avoidance of doubt, following the release of any amounts owed to Purchaser from the Escrow Account, Purchaser shall have no rights to any funds remaining in the Escrow Account thereafter or with respect to any Claims giving rise to the release of funds to the Purchaser from the Escrow Account. The Purchaser acknowledges that Seller plans to liquidate, dissolve and distribute all assets (including the Purchase Price) promptly upon Closing and, in the absence of any claims pursuant to Section 4.1, agrees to take no action that would impair, impede or delay the foregoing.

        7.2   Dispute Resolution.

          (a)   One of the persons listed on Annex 7.2 shall serve as the expert (the "Expert") for purposes of dispute resolution hereunder. Promptly following the date hereof the parties shall contact each of such persons to confirm their willingness to serve as Expert hereunder, shall provide such persons with a copy of this Agreement and enter into a customary engagement letter with such person to so serve if so requested (not to provide for a retainer in excess of $20,000 per person). Any such retainer shall be borne equally by the parties. In the event that any such person cannot so confirm, the parties shall promptly jointly select another renowned international arbitrator for the list acting reasonably.

          (b)   On or before the 75th calendar day following the Closing Date (the "Purchaser Notification Date"), the Purchaser shall notify the Seller, in a single writing and in reasonable detail, of any Claims (the "Purchaser's Notification"). Within two (2) calendar days thereafter, the Seller shall provide the Purchaser with its preliminary view on each of the items raised in the Purchaser's Notification and with any claims it may have against the Purchaser relating to this Agreement that it chooses to bring under the process set out in this Section (the "Seller's Notification"). Immediately after delivery of the Seller's Notification, the Seller and the Purchaser shall negotiate in good faith to attempt to resolve any disagreements with respect to items included in the Purchaser's Notification or the Seller's Notification. It is agreed and understood that in no event shall either Party be entitled to delay under this section, including any delay in making the Expert Submissions. Failing such a resolution, any disagreements shall be definitively resolved by the Expert, who shall be instructed to render his or her decision by the specified date (the "Decision Date"), as hereinafter set forth in this Section 7.2. No later than the 5th calendar day following Purchaser's receipt of the Seller's Notification (i.e. on the 80th day following the Closing Date), the Seller and the Purchaser shall submit to the first person named in Annex 7.2, as the Expert, their aggregate position on all items raised in the Purchaser's Notification or the Seller's Notification (i.e., a single number that represents the value of all such items), together with any other documents reasonably relevant to the disputed items that they would like to submit to the Expert, in each case with a copy (delivered not later than 9.00 a.m., London time, on the following calendar day) to the other Party and its lawyers (the "Expert Submissions"). The Expert shall be instructed that the Decision Date shall be the 89th calendar day following the Closing Date, i.e. that he must render his decision by no later than 5 p.m. in London, England on such date. The Expert upon rendering his or her decision by the 89th calendar day after the Closing Date shall be entitled to a success fee of $100,000 which shall be borne by the loser of the arbitration. The Experts shall be utilized in the order listed on Annex 7.2. In the event that any person listed on Annex 7.2 is unable, unavailable or unprepared to act as the Expert when designated to do so pursuant to the foregoing, such person shall not be so designated and instead the next person on Annex 7.2 shall on the same day be designated as the Expert. The Parties shall be precluded from, and hereby waive any right to, directly or indirectly, delay or extend, or seek to delay or extend, the timeframe for the above described process for any reason including grounds of unfairness, insufficient time or insufficient record. The Purchaser shall cause the Group Companies to provide the Expert, the Seller and the accountants of the Seller access to all information (including personnel) that may be relevant to a determination under this Section, upon reasonable request, at all times following the Closing Date. For the avoidance of doubt, under no circumstances shall the above process extend beyond the 89th calendar day following the Closing Date.

          (c)   The Expert shall be permitted to assess all relevant facts and circumstances with respect to a dispute properly submitted to him or her and the Parties shall, and shall cause the Group Companies, to comply with all requests for personnel and documents by the Expert. The Expert may use whatever process including submissions from or appearances by the Parties (or others, to the extent possible) as the Expert requires. If and to the extent legal (or accounting) issues are in dispute or are otherwise relevant in the judgment of the Expert, the Expert may consult with a lawyer or law firm (or accountant or accounting firm) in Switzerland (as well as, if the Expert deems appropriate, in the United Kingdom or United States), all of whom shall be independent of the Parties. However, in rendering its decision and any award with respect to any item, the Expert shall only be permitted to choose between the Seller's and the Purchaser's respective single amounts set forth in the Expert Submissions, and shall not be permitted to render a decision that does not conform in all respects with either Seller's or Purchaser's respective amounts sought.

          (d)   The cost of involving the Experts, including any costs incurred by the Experts pursuant to this clause Section 7.2, shall be paid by the loser of the arbitration proceeding.

          (e)   Any amounts payable to the Seller as a result of the procedures set forth in this Section 7.2 shall be paid upon order by the Expert within two (2) Business Days of the relevant final determination in the manner set forth in Section 2.3(b). Any amounts due to Purchaser as a result of the award under this Section 7.2 shall only be payable to Purchaser from the Escrow Account.

          (f)    For the avoidance of doubt, notwithstanding anything to the contrary, any claim by Seller for all or a portion of the Purchase Price, Default Interest, any other interest accrued hereunder, and/or any other amounts to be paid to the Seller under or relating to this Agreement may be brought in Seller's discretion to the Expert, an arbitration under Section 11.4 or in the courts generally and shall not be subject to the limitations applicable to Purchaser's ability to recover.

        7.3   Indemnity.

          (a)   Prior to the Closing Date the Seller shall have no liability in respect of this Agreement, except for fraud or any intentional and material breach of a covenant. Upon the Closing, all covenants of the Seller shall terminate except as otherwise set forth below.

          (b)   Save with respect to any Claims pursuant to Section 4.1, Purchaser's sole and exclusive remedy or recourse with respect to the transactions contemplated hereby or under this Agreement shall be to make a claim for Purchaser's direct Loss (a "Claim") against the Escrow Account and, subject to the other limitations provided herein and in the Escrow Agreement. A Claim may only be for:

            (i)    a breach of warranty to the extent that such breach is shown to be material and to have been made with scienter by Seller;

            (ii)   a breach of the covenants set out in Sections 3.2 and 3.3 to the extent that such breach is shown to be intentional and material; or

            (iii)  any breach of Section 3.1.

  The resulting compensation for Loss shall be determined either by agreement of the Parties or by decision of the Expert pursuant to Section 7.2. The adjustment of all such Claims, as so determined, is hereinafter referred to as the "Determined Claim Amount", and shall be an adjustment to the Purchase Price.

  Save with respect to any Claims pursuant to Section 4.1, in no event shall the Purchaser have any claim in respect of any of the foregoing or otherwise against any source other than the Escrow Account.

  In addition to any Determined Claim Amount, the loser of the arbitration proceeding shall pay to the other Party a penalty (as a discouragement to bringing losing claims) equal to 50% of the difference between the respective amounts sought in the Party's Expert Submissions.

          (c)   Purchaser's right to compensation hereunder shall be subject to the following limitations:

            (i)    Compensation shall be available for any individual Claim only to the extent that compensable Loss on such Claim exceeds CHF 3.5 million (the "De Minimis Amount"); and for all Claims only to the extent that compensable loss on such Claims exceeds CHF 15 million;

            (ii)   Compensation for all Claims shall in no event exceed the Escrow Amount;

            (iii)  all Claims shall be reduced to the extent that Purchaser, the Group Companies or any of their respective affiliates (for the avoidance of doubt, other than the Seller) have a claim in respect thereof such as a claim against a third party, any applicable insurance or any related tax benefit such as loss deductions, refunds or losses carried forward, but only to the extent that recoveries in respect of such claim or benefit could reasonably be expected to be realized in due course by the Purchaser or the Group Companies and taking into account differences in the likely timing of the underlying Loss and the date such recovery is likely to be realized;

            (iv)  no compensation shall be available to Purchaser with respect to any Claim to the extent that such Claim arises from an act, event, default, omission, transaction or arrangement of the Seller or the Purchaser prior to Closing Date occurring at the request of the Purchaser or its affiliates or in connection with the performance of this Agreement; and

            (v)   no Claim shall be compensable without proof by the Purchaser that as a result of the underlying breach of warranty or covenant the Purchaser has paid more for the Shares than it otherwise would have paid.

        7.4   Exclusion of Further Remedies.

        Save with respect to any Claims under Section 4.1, the Parties agree that the Purchaser's right to an adjustment of the Purchase Price pursuant to this Agreement supersede and replace any statutory rights, warranties or guaranties of the Purchaser under applicable law, and that Purchaser's right to an adjustment of the Purchase Price shall be the exclusive remedy available to the Purchaser. Any claims resulting from statutory Purchaser's rights, warranties or guaranties are herewith excluded to the maximum extent permitted by law.

        7.5   No Double Relief.

        All remedies, including the claim for specific performance under this Agreement, shall be cumulative and not alternative, except as expressly agreed to the contrary between the Parties. The Purchaser, however, shall not be entitled to any compensation for a Claim to the extent that the fact or circumstance giving rise to such adjustment (other than fraud) benefited the Group or benefited any Group Company's ability to recover from a third party.

        7.6   Mitigation.

        The Purchaser (following the Closing Date) shall use and shall cause the Group Companies to use reasonable best efforts to mitigate and minimize the amount of loss relating to any Claim (including without limitation by offering Seller opportunity to cure).

        7.7   Matters Arising Subsequent to this Agreement.

        The Seller shall not be liable under this Agreement in respect of any matter to the extent that the same would not have occurred but for:

          (a)   Agreed matters: Any matter or thing done or omitted to be done pursuant to and in compliance with this Agreement or otherwise at the request in writing or with the approval in writing of the Purchaser.

          (b)   Changes in legislation: The passing of, or any change in, at Signing, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of taxation or any imposition of taxation or any withdrawal of relief from taxation not actually (or prospectively) in effect at Signing; or any change after the Closing Date of any generally accepted interpretation or application of any legislation.

          (c)   Accounting and Taxation Policies: Any change in accounting or taxation policy, bases or practice of the Purchaser or any of the Group Companies introduced or having effect after Signing.

          (d)   Purchaser's Act or Omission: Any voluntary act or omission by the Purchaser or the Company after Signing (including but not limited to omission of appropriate insurance coverage policies in order to maintain insurance at level prior completion of this Agreement).

        7.8   Survival.

        The warranties of Seller shall not survive the Closing Date (the foregoing shall be without prejudice to any right to bring a Claim under this Section 7 following the Closing Date).

Section 8. Conditions Precedent.

        8.1   Conditions to the Obligations of the Parties.

        The obligations of the Parties to consummate the purchase and sale of the Shares are subject to:

          (a)   receipt (without regard to any appeal process or other waiting period following such receipt) by Cablecom GmbH of the decision by the Swiss Federal Office of Communications approving the transfer of the beneficial ownership of the licences regarding redistribution and telecommunications services by the Swiss Federal Office of Communications; and

          (b)   the receipt on or prior to the Closing Date of the affirmative vote of the requisite percentage of the ordinary shares in the capital of General Partner and the Seller (attending a duly convened meeting in accordance with the articles of association and applicable law) authorizing the sale of the Shares contemplated in this Agreement.

        8.2   Election to Extend.

          (a)   In the event that the conditions set forth in Section 8.1 have been satisfied or waived at any time before the 45th Day, then:

            (i)    the Purchaser shall have the option (to be exercised by delivering written notice to the Seller) to delay Closing until the 45th Day (or such earlier date as it may notify to the Seller in writing with at least 3 Business Days' notice) in order to continue to work on the US GAAP Financial Statements; and

            (ii)   as from the Unconditional Date until the Closing Date, the Purchaser shall pay to the Seller interest on an amount equal to the Purchase Price less the Deposit at a rate of 12 per cent. per annum, such interest to be calculated daily on the basis of a year of 360 days and the actual number of days elapsed; provided, that such interest shall not be payable if the Closing occurs on the Business Day immediately following the Unconditional Date.

          (b)   For the avoidance of doubt, in the event that the conditions set forth in Section 8.1 have been satisfied or waived, Closing shall take place no later than the 45th Day regardless of whether the US GAAP Financial Statements have been signed off and presented to the Purchaser. In addition, for the avoidance of doubt, there shall be no conditions to Closing, constructive or otherwise, after the Unconditional Date.

        8.3   Right to Terminate this Agreement.

          (a)   The Parties shall use all reasonable endeavours to procure that the conditions precedent set forth in Section 8.1 are fulfilled as soon as possible and in any event on or before the 45th Day including by making requisite accommodations as may be requested in relation thereto. If such conditions have not been fulfilled or waived by the 45th Day (or by such later date as the Parties may mutually agree in writing), then on the calendar day following the 45th Day either the Seller or the Purchaser, as the case may be, may terminate this Agreement with immediate effect, save that if either of such conditions has not been fulfilled by such date as a result of a Party failing to use all reasonable endeavours to procure the satisfaction of any such condition or has materially breached any of their covenants under this Agreement, such Party shall not be entitled to terminate this Agreement.

          (b)   If this Agreement is terminated, then, save for the operative provisions in this Section 8.3 and Section 11: (i) all other provisions shall cease to be effective; and (ii) no Party shall have any rights against the other Party hereunder except in respect of any material breach of a covenant. For the avoidance of doubt, in the event of a termination of this Agreement other than as a result of Seller's breach of covenant, Seller shall be entitled to retain the Deposit in addition to any rights it may have to recover at law; provided, that if this Agreement is terminated and Purchaser has not materially breached any obligation hereunder, and the Closing did not occur solely by virtue of failure to satisfy the condition set out in Section 8.1(b), then the Seller shall return the Deposit to the Purchaser upon such termination.

Section 9. Covenants.

        9.1   Notice to Regulatory Authorities.

        The Parties undertake to reasonably cooperate to the extent possible with regard to all required notifications to, or filings with, the Swiss Federal Council and the Swiss Federal Office of Communications; provided, that Seller shall not be required to bear any cost or liability in connection therewith.

        9.2   Change of Control Consents.

        The Seller and the Purchaser agree to cooperate with the Company, or any of its relevant subsidiaries, in the use of reasonable endeavors to seek the Third Party Consents prior to the Closing Date; provided, that Seller shall not be required to bear any cost or liability in connection therewith.

        9.3   Payoff of Indebtedness.

          (a)   The Purchaser undertakes to satisfy all obligations for indebtedness of the Company or its subsidiaries which become due on or after the Closing Date including without limitation any obligation to repay the revolving credit facility of the Company and/or its subsidiaries or for the purchase of the 2010 Notes, 2012 Notes and 2014 Notes in accordance with and within the time limits set out in the terms of such notes.

          (b)   The Purchaser shall use reasonable endeavours to procure by the Closing Date or, to the extent not done by the Closing Date, within 30 days thereafter or to the extent not done within such period, as soon as reasonably practicable thereafter, the release of the Seller or any member of the Seller's Group from any securities, guarantees or indemnities given by or binding upon the Seller or any member of the Seller's Group or any person connected with any of them in respect of any liability of the Group. Pending such release the Purchaser shall indemnify the Seller and any member of the Seller's Group and any person connected with any of them against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability of the Group.

        9.4   Indemnity.

        The Seller undertakes to indemnify and keep the Purchaser and each Group Company indemnified from and against any liability (whether tax or otherwise) arising in relation to the conversion of a loan granted by the Seller to the Company (pursuant to a loan agreement dated 13 April 2004) into 50,000,000 fully paid up shares in the Company. Any obligation of Seller in respect of the foregoing shall be remediable exclusively as a Claim, satisfiable exclusively from the Escrow Amount, in accordance with the procedures and subject to the limitations set out in Section 7. For the avoidance of doubt, any claim by Purchaser in respect of the foregoing shall lapse unless included in the Purchaser's Expert Submission in accordance with the time and other limitations set out in Section 7.

        9.5   Audit Report and Review Letter.

        The Seller will cooperate with Purchaser's efforts to procure that the audit report with respect to the IFRS audited reports dated 31 December 2004 and dated 30 June 2005 and review letter addressed to the Company with respect to the Accounts dated 29 September 2005 are not withdrawn in the period between Signing and the Closing Date.

        9.6   Access to Information after the Closing Date.

        Each Party agrees that it will cooperate with and make available to the other Party, during normal business hours, all books and records and information (without substantial disruption of employment) retained and remaining in existence after the Closing Date which are necessary or relevant in connection with any tax filing, inquiry or dispute or in any third party litigation. The Party requesting any such information shall bear all reasonable out of pocket costs and expenses (including, but not limited to reasonable attorneys' fees, but excluding reimbursements for salaries and employee benefits) incurred in connection with providing such information. Specifically, the Seller may require certain financial information relating to the business for periods prior to the Closing Date for the purpose of filing federal, state, local and/or foreign tax returns and other governmental reports, and the Purchaser agrees to furnish such information to the relevant Seller at such Seller's request.

        9.7   Investigation.

        In connection with Purchaser's investigation of the Company's business, Purchaser has received from Seller certain projections, forecasts and other planning and budget information including without limitation any forward looking statement or statement of opinion or expectation in the Offering Memorandum. Purchaser acknowledges that there are uncertainties inherent in attempting to make such forward looking projections, forecasts, plans and budgets, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all forward looking estimates, projections, forecasts, plans and budgets so furnished with, and that Purchaser will not assert any claim against Seller and/or its affiliates and/or any entity which is part of the Company's business and/or any of their employees or advisers, respectively, or hold any such entities and/or persons liable with respect thereto.

        9.8   Preservation of Records.

        The Purchaser agrees that it shall preserve and keep all books and records relating to the Company for the period prior to the Closing Date in the Purchaser's possession for a period of at least 10 years from the Closing Date. After such 10-year period, and before Purchaser shall dispose of any such books and records, at least 90 calendar days prior written notice to such effect shall be given by the Purchaser to a Seller and the Seller shall be given an opportunity, at such Seller's cost and expense, to remove and retain all or any part of such books and records as such Seller may select.

        9.9   No Set-Off.

        The Parties agree that neither Party shall be entitled to set off any claim made by the other Party under or in connection with this Agreement against a claim it has itself against such other Party, regardless of whether such counterclaim has arisen under or in connection with this Agreement.

        9.10 Announcement to Employees.

        Any announcements to be made to the employees of the Group with respect to the transactions contemplated by this Agreement shall be agreed upon in advance by the Parties in respect of time, form and content.

        9.11 Absence of Non-Compete.

        This Agreement does not contain or imply any non-compete obligation or restriction for any period for any of the Parties.

        9.12 Other.

        The Purchaser shall procure that neither the Purchaser nor its subsidiaries shall own or have, and shall use reasonable endeavors to procure that none of its Affiliates or Concert Parties shall own or have, any interest in any capital, shares or other securities of the Seller, the Company or any of their respective Affiliates at any time prior to the Closing.

Section 10. Closing.

        10.1 Date and Location.

        Closing shall take place at 10:00 a.m. at a location in London, England to be agreed on the earlier of (i) the 45th Day or (ii) such Business Day as the Purchaser may elect pursuant to Section 8.2 (not being earlier than 1 Business Day following the Unconditional Date), or at such other location, time or date as may be agreed between the Parties (the "Closing Date").

        10.2 Delivery.

        On the Closing Date, the Seller shall deliver to Purchaser the following documents:

          (a)   valid assignments in writing of the Shares in favour of the Purchaser and the Seller shall do all such other acts as may be required under applicable law to transfer the Shares from the Seller to the Purchaser (or such other member of the Purchaser's group as the Purchaser may direct);

          (b)   share registers of the Company mentioning the Purchaser as holder of the Shares and the entry of the Purchaser into the share register of the Company;

          (c)   copies of all corporate actions required under applicable law and copies of the articles of incorporation of the Company to approve the transfer of the Shares from the Seller to the Purchaser;

          (d)   a certificated copy of any power of attorney under which this Agreement and any of the transfers or other documents referred to in this Section 10.2 are executed, if any;

          (e)   such resignation letters of the members of the board of directors of the Company (and any of its Subsidiaries) notified by the Purchaser to the Seller in writing prior to the Closing, declaring their resignation as of the Closing Date as members of the board of directors;

          (f)    written declaration of release by the Group Companies in the favor of the Seller and its affiliates;

          (g)   written declaration of release by the Seller in favour of the relevant Group Company of any securities, guarantees or indemnities given by or binding upon the relevant Group Company in respect of any liability of the Seller (or its affiliates) and any loans outstanding between the Group on the one hand and the Seller, or any of its affiliates or shareholders, on the other hand, have been repaid and/or cancelled; and

          (h)   the Escrow Agreement, duly executed by the Seller.

        10.3 Purchaser's Obligations.

        On the Closing Date, the Purchaser shall:

            (i)    give the necessary instructions for the wire transfer of an amount equal to the (x) Purchase Price less the Deposit plus any interest payable thereon as specified in this Agreement and (y) the Escrow Amount in accordance with Sections 2.3(b) and 2.3(c);

            (ii)   deliver to the Seller a certified copy of any power of attorney under which this Agreement and any other relevant documents are executed; and

            (iii)  deliver the Escrow Agreement, duly executed by the Purchaser.

        10.4 Simultaneous Actions.

        All actions taken on the Closing Date shall be deemed to have occurred simultaneously. If any such action has not occurred on the Closing Date, closing shall not be deemed to have occurred.

Section 11. Miscellaneous.

        11.1 Transaction Costs.

          (a)   The Seller shall bear all costs incurred by it in connection with the preparation, negotiation, and entry into of this Agreement and the sale of the Shares.

          (b)   The Purchaser shall bear all costs incurred by it in connection with the preparation, negotiation, and entry into of this Agreement and the purchase of the Shares and the related financing.

        11.2 Confidentiality.

        This Section 11.2 shall be without prejudice to the Confidentiality Agreement, which shall continue after the Closing Date.

          (a)   Subject to Section 11.2(b) and Section 11.4:

            (i)    each of the Seller and the Purchaser shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

    •
    the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

    •
    the negotiations relating to this Agreement (and any such other agreements);

            (ii)   the Seller shall treat as strictly confidential and not disclose or use any information relating to the Purchaser or the Group Companies following the Closing Date and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser;

            (iii)  the Purchaser shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Seller.

          (b)   Section 11.2 shall not prohibit disclosure or use of any information if and to the extent that:

            (i)    the disclosure or use is required by law, any regulatory body or any recognised stock exchange;

            (ii)   the disclosure or use is required for the purpose of any proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a tax authority in connection with the tax affairs of the disclosing party;

            (iii)  the disclosure is made to professional advisers of the Seller or the Purchaser on terms that such professional advisers undertake to keep such disclosure confidential;

            (iv)  the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

            (v)   the other Party has given prior written approval for the disclosure or use; or

    provided, that prior to disclosure or use of any information pursuant to Section 11.2(b)(i) or 11.2(b)(ii), except in the case of disclosure to a tax authority, the party concerned shall promptly notify the other party of such requirement with a view to providing that other party with the opportunity (so far as is reasonably practicable) to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

        11.3 Announcements.

        Pending closing, no announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of the Seller or the Purchaser without the prior written approval of the Seller and the Purchaser. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognized stock exchange or stock trading association (including filing of this Agreement with the SEC) on which the shares of the Purchaser are listed but the party with an obligation to make an announcement or issue a circular shall consult with the other party insofar as is reasonably practicable before complying with such an obligation.

        11.4 Waiver/Remedies.

        Except if applicable law or this Agreement require the exercise of a right within a certain period of time, no delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver or partial exercise on the part of the Parties of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege which is not precluded by this Agreement.

        11.5 Entire Agreement.

          (a)   This Agreement contains the whole agreement between the Seller and the Purchaser relating to the subject matter of this Agreement and supersedes any previous written or oral agreement between the Seller and the Purchaser in relation to the matters dealt with in this Agreement.

          (b)   The Purchaser acknowledges that it has not been induced to enter this Agreement by any warranty or undertaking not expressly incorporated into it.

          (c)   So far as is permitted by law and except in the case of fraud or with respect to Section 2, Section 8, and Section 9, each of the Seller and the Purchaser agrees and acknowledges that its only right and remedy in relation to any warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement, and only to the extent provided in this Agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

          (d)   In Sections 11.5(a) to 11.5(c), "this Agreement" includes the Confidentiality Agreement and all documents entered into pursuant to this Agreement including the escrow agreement and the letter agreement concerning expenses.

        11.6 Amendments and Modifications.

        This Agreement may not be amended or modified except by a document in writing duly executed by the Parties.

        11.7 Third Party Rights.

        A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

        11.8 Notices.

          (a)   Any notice or other communication in connection with this Agreement (each, a "Notice") shall be:

            (i)    in writing; and

            (ii)   delivered by hand, fax, prepaid first class post or courier using an internationally recognised courier company.

          (b)   A Notice shall be effective upon receipt and shall be deemed to have been received:

            (i)    60 hours after posting, if delivered by prepaid first class post;

            (ii)   at the time of delivery, if delivered by hand or courier; or

            (iii)  at the time of transmission in legible form, if delivered by fax.

          (c)   Notices hereunder shall be sent to the following addresses, or such other person or address as the relevant person may designate from time to time:

        If to the Seller:

        Glacier Holdings GP S.A.
        L-1471 Luxembourg
        398, route d'Esch
        Luxembourg
        Attn: Board of Directors

        with a copy (which shall not constitute notice) to:

        Kirkland & Ellis International LLP
        Tower 42
        25 Old Broad Street
        London EC2N 1HQ
        United Kingdom
        Attn: Erik C. Dahl
        Telephone: +44 207 816 8700
        Facsimile: +44 207 816 8800

        with an additional copy (which shall not constitute notice) to:

        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019
        United States of America
        Attn: Steven A. Cohen
        Telephone: +1 212 403 1000
        Facsimile: +1 212 403 2000

        If to the Purchaser:

        United ACM Holdings, Inc.
        12300 Liberty Boulevard
        Englewood, CO 80112
        United States of America
        Attn: Secretary

        with a copy (which shall not constitute notice) to:

        White & Case
        5 Old Broad Street
        London EC2N 1DW
        United Kingdom
        Attn: Alan E. Greenough
        Telephone: +44 207 532 2108
        Facsimile: +44 20 7532 1001

        11.9 Severability.

        Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under the applicable law, but if any provision of this Agreement shall be unenforceable or invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity and be replaced by such valid and enforceable provision which the Parties consider, in good faith, to match as closely as possible the invalid or unenforceable provision and attaining the same or a similar economic effect. The remaining provisions of this Agreement shall continue to be binding and in full force and effect.

        11.10   Assignment.

        Neither the Seller nor the Purchaser may without the prior written consent of the other, assign, grant any security interest over, hold on trust or otherwise transfer any rights or obligations under the whole or any part of this Agreement.

        11.11   Invalidity.

            (i)    If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

            (ii)   To the extent it is not possible to delete or modify the provision, in whole or in part, under Section 11.1(a), then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Section 11.1(a), not be affected.

        11.12   Method of Payment.

        Wherever in this Agreement provision is made for the payment by one party to the other, such payment shall be effected by crediting for same day value the account specified by the payee to the payer reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected on or before the due date for payment.

        11.13   Time of the Essence.

        Time shall be of the essence of this Agreement both as regards any dates, times, and periods mentioned and as regards any dates, times, and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

        11.14   Arbitration.

        Without prejudice to Section 7.2, which if applicable shall supercede the following:

        Any disputes arising out of or connected with this Agreement and commenced by Purchaser shall be referred to and finally resolved by arbitration in accordance with the Rules of the London Court of International Arbitration ("LCIA") (the "Rules"), which are deemed to be incorporated by reference into this Section 11.14, except as expressly modified by this Section 11.14. Seller, at its discretion, may also refer to and finally resolve disputes arising out of or connected with this Agreement in accordance with the Rules. Before an arbitration pursuant to this provision has been convened, any party may seek from any court of competent jurisdiction interim or provisional relief. Such interim or provisional relief may subsequently be vacated, continued or modified by the arbitrator on the application of any party. Furthermore, the following provisions shall apply in respect of any arbitration proceedings conducted pursuant to this Section 11.14:

            (i)    There shall be one (1) arbitrator. The selection of the arbitrator shall be by agreement between the parties. If, however, the parties are unable to agree on the selection of the arbitrator within ten (10) days after the commencement of the arbitration, then the selection of the arbitrator shall be made by the LCIA.

            (ii)   The place of the arbitration shall be London, England.

            (iii)  The language of the arbitration shall be English.

            (iv)  The arbitrator shall have the authority to award all forms of relief determined to be just and equitable; provided that the arbitrator shall have no authority to award punitive or exemplary damages, or any other monetary damages not measured by the prevailing party's actual damages.

            (v)   Any arbitral award rendered pursuant to this provision shall be final and binding on the parties and may be enforced in any court of competent jurisdiction.

        11.15   Governing Law and Submission to Jurisdiction.

            (i)    This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, shall be governed by and construed in accordance with English law.

            (ii)   Each of the Seller and the Purchaser irrevocably submits to the non-exclusive jurisdiction of the courts of England to support and assist the arbitration process pursuant to Section 11.15, including if necessary the grant of interlocutory relief pending the outcome of that process.

        11.16   Appointment of Process Agent.

            (i)    The Seller hereby irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Seller.

            (ii)   The Seller agrees to inform the Purchaser in writing of any change of address of such process agent within 30 days of such change.

            (iii)  If such process agent ceases to be able to act as such or to have an address in England, the Seller irrevocably agrees to appoint a new process agent in England acceptable to the Purchaser and to deliver to the Purchaser within 14 days a copy of a written acceptance of appointment by the process agent.

            (iv)  The Purchaser hereby irrevocably appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Purchaser.

            (v)   The Purchaser agrees to inform the Seller in writing of any change of address of such process agent within 30 days of such change.

            (vi)  If such process agent ceases to be able to act as such or to have an address in England, the Purchaser irrevocably agrees to appoint a new process agent in England acceptable to the Seller and to deliver to the Seller within 14 days a copy of a written acceptance of appointment by the process agent.

            (vii) Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

            (viii)   A copy of any document or process sent or delivered to Law Debenture Corporate Services Limited shall also be required to be provided to the persons listed in Section 11.8 by fax or hand delivery on the same day.

        11.17   Counterparts.

        This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Seller and the Purchaser may enter into this Agreement by signing any such counterpart.

Signatures on next page

Signature

, this

GLACIER HOLDINGS S.C.A.
/s/ RAMEZ SOUSOU
Name:	Ramez Sousou
Title:	Director of GLACIER HOLDINGS GP SA, General Partner and Manager of GLACIER HOLDINGS S.C.A.

Signature

, this

UNITED ACM HOLDINGS, INC.
/s/ MIKE FRIES
Name:	Mike Fries
Title:	Chief Executive Officer and Director

Annexes and Schedules to the Share Purchase Agreement

Annex 1: Data Room Index

Annex 7.1: Escrow Agreement

Annex 7.2: List of Experts

Schedule 4

Schedule 4.6, Draft Offering Memorandum*

        The foregoing annexes and schedules have been omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any of the foregoing to the Commission upon request.

        *Excerpts from the Draft Offering Memorandum, dated September 29, 2005, of Cablecom Holdings AG, defined in Section 4.6 of the Share Purchase Agreement as "Relevant Sections" have been included as Exhibit 2.2 to this Current Report on Form 8-K.

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